

**FOR IMMEDIATE RELEASE**

For more information, contact:
Richard L. Bergmark, + 1 713 328 2101
Fax: +1 713 328 2151

## CORE LAB REPORTS EPS OF $0.84 FOR Q4 2010, EX NON-CASH ITEM; ANNUAL RECORDS SET FOR REVENUE, NET INCOME, EPS, FCF, AND MARGINS; COMPANY QUADRUPLES 2011 QUARTERLY DIVIDEND

AMSTERDAM (9 February 2011) - Core Laboratories N.V. (NYSE: "CLB") reported fourth quarter 2010 earnings per diluted share ("EPS") of $0.84, excluding a non-cash expense related to the early exchange of the Company's Senior Exchangeable Notes (the "Notes").  The EPS of $0.84 represents an increase in year-over-year fourth quarter earnings of 33% when non-operational charges from fourth quarter 2009 EPS are excluded. When compared to year-earlier results, fourth quarter 2010 revenue increased 15% to $208,193,000, an all-time quarterly high; operating income excluding non-cash and non-operational charges in 2009, increased 30%, to $61,576,000; and operating margins climbed to 30%, up 400 basis points.  Net income for the fourth quarter 2010 increased to $39,942,000, which equals reported EPS of $0.81, up from the year-ago total of $23,617,000.

As reported the previous five quarters, the Board of Supervisory Directors (the "Board") of Core Laboratories N.V. has established an internal performance metric of achieving a return on invested capital ("ROIC") in the top decile of the service companies listed as Core's Peers by Bloomberg Financial.  Based on Bloomberg's calculations using the latest comparable data available, Core's ROIC was the highest of its oilfield services Peer Group.  Moreover, Core's ROIC exceeded the Peer Group average ROIC by approximately 28 percentage points, and the Company had the highest ratio of ROIC to weighted average cost of capital ("WACC") in the Peer Group.

The Company continues to see strong demand for its Reservoir Description technologies from deepwater developments offshore West and East Africa and the Eastern Mediterranean, and for enhanced oil recovery projects in the Middle East and Asia Pacific.  Production Enhancement operations in North America achieved new all-time highs for quarterly revenue and operating profit levels because of demand for its new technologies and services for oil-related shale developments. Expanding worldwide joint-industry projects drove increased activity in Reservoir Management operations.

For all of 2010, Core posted record levels of revenue, operating profit, net income, EPS, Free Cash Flow ("FCF"), defined as cash from operations in excess of capital expenditures, and operating margins.  During 2010, the Company repurchased approximately 1,493,000 shares or about 3% of the Company's outstanding shares, effected a two-for-one stock split in July, and paid a special dividend of $0.65 per share in August in addition to four regular quarterly dividends of $0.06 per share.   Including share repurchases and dividends, Core returned over $132,000,000 to its shareholders in 2010.  This equates to approximately $2.74 per diluted share equaling a year-end yield of over 3% on Core's 2010 closing share price of $89.05.

During its 15 years as a publicly traded company, Core has posted an annualized compounded shareholder return of 25.6%, according to Bloomberg Financial.  Over this time period, only five companies currently listed in the S&P 500 posted higher annual compounded returns than Core, with the top performing company returning 30.3% annually.

**Segment Highlights**

Core Laboratories reports results under three operating segments: Reservoir Description, Production Enhancement, and Reservoir Management.

*Reservoir Description*

Reservoir Description operations, which mainly focuses on oil-related international activities, posted fourth quarter revenues of $108,723,000, and operating profit and operating margin of $28,137,000 and 26%, respectively, excluding foreign exchange losses. While year-over-year quarterly revenue was flat, operating profit increased 8% and operating margins expanded 200 basis points, excluding foreign exchange losses. The Company expects a larger activity increase in international crude-oil developments for 2011 than the slight increase experienced in 2010. Deepwater projects, crude oil and natural gas developments in the Middle East, and worldwide shale reservoir projects are expected to drive the 2011 increase.

Fourth quarter 2010 operating profit and margins increased because of project expansion, including the characterization of reservoir rocks and fluids from deepwater projects offshore Western and Eastern Africa and the Eastern Mediterranean regions. The amount of data collected for deepwater coring and fluid phase-behavior studies is generally much greater than for shallow-water or onshore projects.

*Production Enhancement*

Production Enhancement operations, which have significant exposure to North American markets, posted all-time quarterly highs for revenue and operating profit. Fourth quarter 2010 revenue was up 41% year-over-year, and 9% on a sequential quarterly basis, to $86,403,000, and operating profit was up 57% from year-earlier levels. Operating margins expanded by over 300 basis points from the fourth quarter of 2009 to 32%.

Production Enhancement operations benefited from its introduction of new technology focusing on longer and more economical horizontal lateral wells in oil-shale reservoirs. The Company's Horizontal Time-Delayed Ballistic Actuated Sequential Transfer ("HTD-Blast[TM]") technology, coupled with its SuperHERO™ Plus+ perforating charges and gun systems, is increasing market penetration and product utilization in the Bakken, Eagle Ford, and Niobrara developments. In addition, Production Enhancement experienced record demand for its fracture diagnostics services, including the ZeroWash[®], SpectraScan[®], and SpectraChem[®] services.

*Reservoir Management*

Reservoir Management operations posted fourth quarter 2010 revenue of $13,067,000, slightly ahead of year-earlier fourth quarter totals, and operating profit climbed 19% to $4,932,000 from year-earlier levels. Operating margins increased year-over-year by 600 basis points to 38%.

Reservoir Management continued to see strong demand for numerous joint-industry projects, including those from deepwater regions offshore Brazil and West Africa. Because of increasing participation in the group's *Worldwide Oil and Natural Gas Shale Reservoir Study*, Core is currently receiving and analyzing thousands of feet of core from prospective oil and natural gas shale reservoirs worldwide.

In North America, Reservoir Management continues to expand joint industry projects in unconventional oil-based resource plays with high interest in the Eagle Ford, Niobrara, Bakken, Granite Wash and Woodford formations.  In addition, Core has recently seen increasing interest in its Utica shale data base in the Appalachia region.  The Utica is an organic-rich shale of Ordovician age that lies 2,000 to 5,000 feet below Marcellus shale units.

<u>Free Cash Flow, Cash, Share Count, Share Repurchase Program, and Senior Exchangeable Notes</u>

For the fourth quarter of 2010, Core generated approximately $36,703,000 in cash from operations and made $7,908,000 in capital expenditures, yielding a FCF of $28,795,000. For 2010, Core generated a record $178,263,000 in FCF, or $3.70 per diluted share. Core concluded the fourth quarter of 2010 with $133,880,000 in cash balances, a decrease of $34,073,000 from third quarter 2010 levels as the Company continued to lower debt levels.  Net debt was approximately $22,500,000 at the end of the fourth quarter.

Because of continued increases in the Company's quarterly average share price, Core increased its GAAP-reported diluted share count during the fourth quarter of 2010 related to its outstanding Notes, of which $156,407,000 remain outstanding. This total is $57,885,000 less than the outstanding balance at the end of the third quarter of 2010 because the Company repaid debt through Note exchanges.  Core's average share price for the fourth quarter of 2010 was approximately $85.81, which exceeded the Notes' exchange strike price of $45.75.  Therefore, a proportionate number of shares was added to the GAAP-diluted share total for future settlement of the Notes, which mature on 31 October 2011.  For the fourth quarter of 2010, 3,300,000 shares are included in Core's diluted share count associated with the above-mentioned Notes and warrants issued in 2006.  These additional diluted shares were partially offset by the 1,493,000 shares purchased for $92,487,000, or an average price per share of $61.95, during 2010.  Core's repurchase of nearly 3% of its outstanding shares in 2010 was one of the highest levels for all major oilfield service companies. The repurchases are continuing evidence of the Company's philosophy of returning excess capital back to its shareholders via share repurchases and/or dividends.

During the first quarter of 2011, Core has currently repurchased 444,378 shares for $39,374,000 at an average share price of $88.60.  This represents just under 1% of the Company's outstanding diluted share count.

<u>Return On Invested Capital</u>

As reported in the previous five quarters, the Company's Board has established an internal performance metric of achieving an ROIC in the top decile of the oilfield service companies listed as Core's Peers by Bloomberg Financial.  The Company and its Board believe that ROIC is a leading performance metric used by shareholders to determine the relative investment value of publicly traded companies.  Further, the Company and its Board believe shareholders will benefit if Core consistently performs at the highest ROIC levels among its Bloomberg Peers.  According to the latest financial information from Bloomberg, Core Laboratories' ROIC was the highest of any of the oilfield service companies listed in its Peer Group. In addition, Core's ROIC was more than 28 percentage points above the Peer Group average.  Several of the Peer companies failed to post a ROIC that exceeded their WACC, thereby eroding capital and shareholder value.  Core's ratio of ROIC to WACC is the highest of any company in the Peer Group.

Peer companies listed by Bloomberg include Halliburton, Dril-Quip, Superior Energy Services, Schlumberger, Tidewater, Carbo Ceramics, FMC Technologies, Baker Hughes, Cameron International, Oceaneering, Weatherford, Key Energy Services, and others.  Core will update oilfield services sector returns for the fourth quarter 2010 in its first quarter 2011 earnings release.

Increasing 2011 Quarterly Dividends

On 14 January 2011, Core's Board announced a cash dividend of $0.25 per share of common stock, payable on 25 February 2011 to shareholders of record on 25 January 2011. Dutch withholding tax will be deducted from the dividend at a rate of 15%.

This increase, in part, is the result of the Company's decision to incorporate an annual special dividend into its quarterly dividends. On an annualized basis, the cash dividend for the first quarter of 2011 would equal a payout of $1.00 per share of common stock, which is 12% greater than the total $0.89 per share in dividends paid in 2010. The 2010 dividends were comprised of the four $0.06 per share quarterly dividends (reflecting the Company's two-for-one stock split that was effective 8 July 2010) plus the $0.65 per share special dividend paid in August 2010.

Any determination to declare a future quarterly cash dividend, as well as the amount of any such cash dividend that may be declared, will be based on the Company's financial position, earnings, earnings outlook, capital expenditure plans, ongoing share repurchases, potential acquisition opportunities, and other relevant factors at the time.

First Quarter and Full-Year 2011 Earnings Guidance

For the first quarter of 2011, Core expects revenue of approximately $205,000,000 to $210,000,000, with EPS in the $0.82 to $0.84 range, up approximately 20% over year-earlier quarterly totals. Using the Company's outstanding diluted share count of 49,195,000 for the first quarter of 2011, EPS guidance of $0.82 to $0.84 translates to approximately $40,300,000 to $41,300,000 of net income.  Operating margins are expected to be approximately 29% to 30%, with year-over-year quarterly incremental margins at or above 40%.

For full year 2011, Core expects revenue to increase approximately 12% to 15% to approximately $890,000,000 to $910,000,000, generating approximately $270,000,000 of operating income.  Operating margins are estimated at 30%, up approximately 100 basis points from 2010 levels.  Incremental margins are estimated at approximately 40%, yielding full-year EPS of approximately $3.55 to $3.60, an increase of approximately 20% over 2010 earnings.  Capital expenditures are expected to equal 2010 levels.  This guidance assumes an essentially flat rig count in North America, with rigs drilling for oil replacing those drilling for natural gas, and international activity levels up 10% compared with a very slight increase in 2010.

This 2011 guidance excludes any gains or losses that may originate from the repurchase of outstanding debt and any effects of foreign currency translations, and it assumes an effective tax rate of 30%.  In addition, 2011 guidance does not consider shares that may be repurchased by the Company or shares that may be added to the share count relative to amounts outstanding on Core's Notes and warrants.

<u>Adjustment to the Exchange Rate for Senior Exchangeable Notes</u>

The dividends described herein resulted in an adjustment to the exchange rate on our Senior Exchangeable Notes. The new exchange rate will be 21.9190 per $1,000 principal amount of the outstanding Notes and was effective 26 January 2011.

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The Company has scheduled a conference call to discuss Core's fourth quarter 2010 earnings announcement. The call will begin at 7:30 a.m. CST on Thursday, 10 February 2011. To listen to the call, please go to Core's website at www.corelab.com.

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Core Laboratories N.V. (www.corelab.com) is a leading provider of proprietary and patented reservoir description, production enhancement, and reservoir management services used to optimize petroleum reservoir performance. The Company has over 70 offices in more than 50 countries and is located in every major oil-producing province in the world.

This release includes forward-looking statements regarding the future revenues, profitability, business strategies and developments of the Company made in reliance upon the safe harbor provisions of Federal securities law. The Company's outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates and other factors as more fully described in the Company's 2009 Form 10-K filed on 19 February 2010, and in other securities filings. These important factors could cause the Company's actual results to differ materially from those described in these forward-looking statements. Such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company. Because the information herein is based solely on data currently available, and because it is subject to change as a result of changes in conditions over which the Company has no control or influence, such forward-looking statements should not be viewed as assurance regarding the Company's future performance. The Company undertakes no obligation to publicly update any forward looking statement to reflect events or circumstances that may arise after the date of this press release.

# CORE LABORATORIES N.V. & SUBSIDIARIES
## CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)
(Unaudited)

| | Three Months Ended | | Twelve Months Ended | |
| --- | --- | --- | --- | --- |
| | 31 December 2010 | 31 December 2009 | 31 December 2010 | 31 December 2009 |
| REVENUES | $ 208,193 | $ 181,599 | $ 794,653 | $ 695,539 |
| OPERATING EXPENSES: | | | | |
| Costs of services and sales | 133,513 | 120,565 | 513,790 | 457,769 |
| General and administrative expenses | 9,022 | 7,777 | 33,029 | 30,372 |
| Depreciation and amortization | 5,779 | 6,181 | 23,113 | 23,818 |
| Other (income) expense, net | (1,697) | 2,800 | (2,205) | (3,202) |
| OPERATING INCOME | 61,576 | 44,276 | 226,926 | 186,782 |
| Loss on exchange of senior exchangeable notes | 1,264 | - | 1,939 | - |
| Interest expense | 3,651 | 3,988 | 15,839 | 15,523 |
| INCOME BEFORE INCOME TAX EXPENSE | 56,661 | 40,288 | 209,148 | 171,259 |
| Income tax expense | 16,671 | 16,511 | 63,747 | 57,164 |
| NET INCOME | 39,990 | 23,777 | 145,401 | 114,095 |
| NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST | 48 | 160 | 484 | 491 |
| NET INCOME ATTRIBUTABLE TO CORE LABORATORIES N.V. | $ 39,942 | $ 23,617 | $ 144,917 | $ 113,604 |
| **Diluted Earnings Per Share:** | $ 0.81 | $ 0.50 | $ 3.00 | $ 2.43 |
| WEIGHTED AVERAGE DILUTED COMMON SHARES OUTSTANDING | 49,195 | 47,354 | 48,241 | 46,657 |

**SEGMENT INFORMATION:**

| | Three Months Ended | | Twelve Months Ended | |
| --- | --- | --- | --- | --- |
| **Revenues:** | | | | |
| Reservoir Description | $ 108,723 | $ 107,457 | $ 425,829 | $ 414,934 |
| Production Enhancement | 86,403 | 61,140 | 313,956 | 230,652 |
| Reservoir Management | 13,067 | 13,002 | 54,868 | 49,953 |
| Total | $ 208,193 | $ 181,599 | $ 794,653 | $ 695,539 |
| **Operating income (loss):** | | | | |
| Reservoir Description | $ 27,950 | $ 23,415 | $ 106,179 | $ 106,421 |
| Production Enhancement | 27,886 | 17,706 | 101,241 | 65,076 |
| Reservoir Management | 4,932 | 4,160 | 19,759 | 14,620 |
| Subtotal | 60,768 | 45,281 | 227,179 | 186,117 |
| Corporate and other | 808 | (1,005) | (253) | 665 |
| Total | $ 61,576 | $ 44,276 | $ 226,926 | $ 186,782 |

# CORE LABORATORIES N.V. & SUBSIDIARIES
## CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands)
(Unaudited)

| ASSETS: | 31 December 2010 | 31 December 2009 |
|---|---|---|
| Cash and Cash Equivalents | $ 133,880 | $ 181,045 |
| Accounts Receivable, net | 154,726 | 133,758 |
| Inventories, net | 33,979 | 32,184 |
| Other Current Assets | 26,735 | 43,550 |
| Total Current Assets | 349,320 | 390,537 |
| Property, Plant and Equipment, net | 104,223 | 98,784 |
| Intangibles, Goodwill and Other Long Term Assets, net | 182,499 | 168,845 |
| Total Assets | $ 636,042 | $ 658,166 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY:** | | |
| Accounts Payable | $ 44,710 | $ 33,009 |
| Other Current Liabilities | 87,100 | 73,399 |
| Short-Term Debt – Senior Exchangeable Notes | 147,543 | - |
| Total Current Liabilities | 279,353 | 106,408 |
| Long-Term Debt and Lease Obligations | - | 209,112 |
| Other Long-Term Liabilities | 55,485 | 60,888 |
| Equity Component of Senior Exchangeable Notes | 8,864 | - |
| Shareholders' Equity | 292,340 | 281,758 |
| Total Liabilities and Shareholders' Equity | $ 636,042 | $ 658,166 |

# CORE LABORATORIES N.V. & SUBSIDIARIES
## CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(amounts in thousands)
(Unaudited)

| | Twelve Months Ended 31 December 2010 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | $ 205,832 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | (38,581) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | (214,416) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | (47,165) |
| CASH AND CASH EQUIVALENTS, beginning of period | 181,045 |
| CASH AND CASH EQUIVALENTS, end of period | $ 133,880 |

# Non-GAAP Information

Management believes that the exclusion of certain income and expenses enables it to evaluate more effectively the Company's operations period-over-period and to identify operating trends that could otherwise be masked by the excluded items. For this reason, we used certain non-GAAP measures that exclude these items; we felt that presentation provides the public a clearer comparison with the numbers reported in prior periods.

## Reconciliation of Operating Income
(amounts in thousands)
Three Months Ended 31 December 2009
(Unaudited)

|  | Reservoir Description | Consolidated |
|---|---|---|
| Operating income | $ 23,415 | $ 44,276 |
| Devaluation related to Venezuela and other foreign exchange losses | 2,543 | 2,922 |
| Operating income excluding specific items | $ 25,958 | $ 47,198 |

Three Months Ended 31 December 2010
(Unaudited)

|  | Reservoir Description |
|---|---|
| Operating income | $ 27,950 |
| Foreign currency loss | 187 |
| Operating income excluding specific items | $ 28,137 |

## Reconciliation of Net Income
(amounts in thousands)
(Unaudited)

|  | Three Months Ended 31 December 2010 | Three Months Ended 31 December 2009 |
|---|---|---|
| Net income | $ 39,942 | $ 23,617 |
| Loss on exchange of Notes | 1,264 | - |
| Devaluation related to Venezuela and other foreign exchange losses (net of tax) | - | 2,860 |
| Mexico tax rate adjustment | - | 3,177 |
| Net income excluding specific items | $ 41,206 | $ 29,654 |

## Reconciliation of Earnings Per Diluted Share
(Unaudited)

| | Three Months Ended 31 December 2010 | | Three Months Ended 31 December 2009 | |
|---|---|---|---|---|
| Earnings per diluted share | $ | 0.81 | $ | 0.50 |
| Loss on exchange of Notes | | 0.03 | | - |
| Devaluation related to Venezuela and other foreign exchange losses (net of tax) | | - | | 0.06 |
| Mexico tax rate adjustment | | - | | 0.07 |
| Earnings per diluted share excluding specific items | $ | 0.84 | $ | 0.63 |

*Free Cash Flow*

Core uses the non-GAAP measure of free cash flow and free cash flow per diluted share to evaluate its cash flows and results of operations. Free cash flow and free cash flow per diluted share are important measurements because it represents the cash from operations, in excess of capital expenditures, available to operate the business and fund non-discretionary obligations. Free cash flow and free cash flow per diluted share are not measures of operating performance under GAAP, and should not be considered in isolation nor construed as an alternative to operating income, net income, earnings per share, or cash flows from operating, investing, or financing activities, each as determined in accordance with GAAP. You should also not consider free cash flow and free cash flow per diluted share as a measure of liquidity. Moreover, since free cash flow and free cash flow per diluted share are not measures determined in accordance with GAAP and thus are susceptible to varying interpretations and calculations, free cash flow and free cash flow per diluted share as presented may not be comparable to similarly titled measures presented by other companies.

**Computation of Free Cash Flow**
(amounts in thousands, except per share data)
(Unaudited)

|  | Three Months Ended 31 December 2010 | Twelve Months Ended 31 December 2010 |
|---|---|---|
| Net cash provided by operating activities | $ 36,703 | $ 205,832 |
| Less: capital expenditures | 7,908 | 27,569 |
| Free cash flow | $ 28,795 | $ 178,263 |
| Weighted average diluted common shares | 49,195 | 48,241 |
| Free cash flow per diluted share | $ 0.59 | $ 3.70 |

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